Exhibit (c)(8)

LionTree Advisors LLC 660 Madison Avenue, 15th Floor New York, NY 10065

CONFIDENTIAL

June 22, 2016

The Board of Directors

Starz

8900 Liberty Circle

Englewood, CO 80112

Dear Members of the Board:

We understand that Starz (the “Company”) proposes to enter into an Agreement and Plan of Merger, to be dated on or about June 23, 2016 (the “Agreement”) by and among the Company, Lions Gate Entertainment Corp. (the “Acquiror”) and Orion Arm Acquisition, Inc., an indirect wholly owned subsidiary of the Acquiror (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, as a result of which the Company will become an indirect wholly owned subsidiary of the Acquiror, and each issued and outstanding share of Series A Common Stock, par value $0.01 per share, of the Company (the “Series A Stock”) and each issued and outstanding share of Series B Common Stock, par value $0.01 per share, of the Company (the “Series B Stock” and, together with the Series A Stock, the “Company Stock”) will be converted, subject to certain exceptions, into the right to receive (i) in the case of a share of Series A Stock, (x) 0.6784 of a share of validly issued, fully paid and non-assessable non-voting shares, without par value, of the Acquiror to be created and issued in connection with the Transaction (the “Acquiror Non-Voting Stock”) and (y) $18.00 in cash (the aggregate amount of such cash to be paid and Acquiror Non-Voting Stock to be issued in respect of the Series A Stock, the “Series A Consideration”), and (ii) in the case of a share of Series B Stock, (x) 0.6321 shares of Acquiror Non-Voting Stock, (y) 0.6321 shares of validly issued, fully paid and non-assessable voting shares, without par value, of the Acquiror to be created and issued in connection with the Transaction (together with the Acquiror Non-Voting Stock, the “Acquiror Stock”) and (z) $7.26 in cash.

The transactions contemplated by the Agreement (collectively, the “Transaction”) and the terms and conditions thereof are more fully set forth in the Agreement. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Series A Stock (other than the Acquiror, John C. Malone (“Malone”) (who we understand, as of the Company’s most recent proxy statement, beneficially owned approximately 2.5% of the Series A Stock and approximately 89.0% of the Series B Stock, including Malone’s beneficial ownership of the Company Stock beneficially owned by the Acquiror), and their respective affiliates (collectively, the “Excluded Parties”)), solely in their capacity as holders of Series A Stock and not in their capacity as holders of Series B Stock, if applicable, of the Series A Consideration to be received by such holders pursuant to the Agreement (without giving effect to any impact of the Transaction on any particular stockholder of the Company other than in its capacity as a holder of Series A Stock).

The Board of Directors

Starz

June 22, 2016

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft, dated June 22, 2016, of the Agreement;
(ii)	reviewed certain publicly available business and financial information relating to the Acquiror and the Company, including certain financial statements;
(iii)	reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of the Company and not publicly available;
(iv)	reviewed certain historical financial information and other data relating to the Acquiror that were provided to us by the management of the Acquiror and not publicly available;
(v)	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates for the fiscal years ending December 31, 2016, through December 31, 2020, prepared by the management of the Company;
(vi)	reviewed certain internal financial forecasts, estimates, and other data relating to the business and financial prospects of the Acquiror that were provided to us by the management of the Acquiror and not publicly available, including financial forecasts and estimates for the fiscal years ending March 31, 2017, through March 31, 2021, prepared by the management of the Acquiror;
(vii)	reviewed certain estimates of cost savings, tax synergies, and costs to achieve synergies (collectively, the “Transaction Effects”), in each case, for the fiscal years ending March 31, 2017, through March 31, 2021, prepared by the management of the Company and the Acquiror;
(viii)	conducted discussions with members of the senior management of the Company and the Acquiror concerning the business, operations, historical financial results, and financial prospects of the Company and the Acquiror, the Transaction Effects, and the Transaction;
(ix)	reviewed current and historical market prices of the Company Stock and the Acquiror Stock;
(x)	reviewed certain financial and stock market data of the Company and compared that data with similar publicly available data for certain other companies;
(xi)	reviewed certain pro forma effects relating to the Transaction, including the effects of anticipated financings, prepared by management of the Acquiror;

The Board of Directors

Starz

June 22, 2016

(xii)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate; and
(xiii)	discussed proposals from third parties for similar transactions related to the Company.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to, discussed with, or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, or any of their respective subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, Transaction Effects, and pro forma effects referred to above, we have assumed, with your consent (and based on advice of the Company with respect to the future performance of the Company or information otherwise prepared by the Company), that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or the Acquiror, as applicable, as to the future financial performance of the respective companies (including the Transaction Effects and pro forma effects) and will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will have the tax consequences contemplated by the Agreement. This opinion does not address any legal, regulatory, taxation, or accounting matters, as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company with respect to such matters. Our opinion is necessarily based on economic, monetary, market, and other conditions as in effect on, and the information available to us as of, the date hereof and our opinion speaks only as of the date hereof.

Our opinion does not address the Company’s underlying business decision to engage in the Transaction, the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company (including any transactions proposed by third parties, which proposed transactions, you have advised us, you have determined not to pursue as a result of, among other things, certain issues relating to the certainty of the consummation of such transactions), or whether the Series A Consideration represents the best price obtainable for the holders of Series A Stock. We also express no view as to, and our opinion does not address, the solvency of the Company or any other entity under any state, federal, or other laws relating to bankruptcy, insolvency, or similar matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Series A Stock (other than the Excluded Parties) of the Series A Consideration to be received by such holders pursuant to the Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Series A Consideration to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the Company or between any Excluded Party and the Acquiror), including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, any creditors, or any other constituencies of the Company, the Acquiror, or

The Board of Directors

Starz

June 22, 2016

any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any allocation of the aggregate consideration to be received by the holders of Company Stock (or any portion thereof), including the allocation of the aggregate consideration to be received by the holders of Company Stock between the holders of Series A Stock and the holders of Series B Stock and the fairness of the Series A Consideration relative to the consideration to be received by the holders of Series B Stock, or the fair market value of the Company, the Acquiror, the Series A Stock, the Series B Stock, or the Acquiror Stock. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors, or employees of any parties to the Transaction, any Excluded Parties, or any class of such persons, whether relative to the Series A Consideration or otherwise. This letter should not be construed as creating any fiduciary duty on the part of LionTree Advisors LLC (or any of its affiliates) to any party. We express no opinion as to what the value of the Acquiror Stock will be when issued pursuant to the Transaction or the prices at which the Acquiror Stock or Company Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) the representations and warranties of the parties to the Agreement are true and correct, (iii) the parties to the Agreement will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Agreement, and (iv) the Transaction will be consummated in accordance with the terms of the Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed, with your consent, that all governmental, regulatory, or other third-party consents and approvals necessary for the consummation of the Transaction or otherwise contemplated by the Agreement will be obtained without any adverse effect on the Company, the Acquiror, or on the expected benefits of the Transaction in any way meaningful to our analysis.

This opinion is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the sole purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any other matter.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services, a portion of which is payable in connection with this opinion and the principal portion of which is contingent upon the successful completion of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In the past, we and our affiliates have provided investment banking services to the Company, its affiliates, Malone, and entities in which Malone has significant direct or indirect interests, unrelated to the proposed Transaction, for which we and our affiliates received compensation, including having acted as (i) financial advisor to entities in which Malone has significant direct or indirect interests (including Liberty Media Corporation, Liberty Global plc, and Charter Communications, Inc.) in connection with a number of merger and acquisition transactions or matters and (ii) co-manager in connection with certain debt offerings of entities in which Malone has significant direct or indirect interests (including Charter Communications, Inc.). We and our affiliates may also seek to provide such services to the Company, the Acquiror,

The Board of Directors

Starz

June 22, 2016

their respective affiliates, Malone, and entities in which Malone has significant direct or indirect interests in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and the Acquiror and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of LionTree Advisors LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Series A Consideration to be received by the holders of the Series A Stock (other than the Excluded Parties), solely in their capacity as holders of Series A Stock and not in their capacity as holders of Series B Stock, if applicable, pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Lion Tree Advisors LLC

LIONTREE ADVISORS LLC